Code of Ethics

Guiding Principles & Standards of Conduct

All Employees will act with competence, dignity and integrity, in an ethical manner, when dealing with clients, the public, prospects, third-party service providers and fellow employees. The following set of principles frame the professional and ethical conduct that Signia expects from its Employees:

•	Act with integrity, competence, diligence, respect, and in an ethical manner with the public, clients, prospective clients and Employees;
•	Place the integrity of the investment profession, the interests of clients, and the interests of Signia above one’s own personal interests;
•	Adhere to the fundamental standard that you should not take inappropriate advantage of your position;
•	Avoid any actual or potential material conflict of interest without first consulting with Senior Management;
•	Conduct all personal securities transactions in a manner consistent with this policy;
•	Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities;
•	Practice and encourage others to practice in a professional and ethical manner that will reflect favorably on you and the profession;
•	Promote the integrity of, and uphold the rules governing, capital markets;
•	Maintain and improve your professional competence and strive to maintain and improve the competence of other investment professionals.
•	Comply with applicable provisions of the Federal Securities Laws.

Signia has zero tolerance for retaliatory actions and therefore may subject offenders to more severe action than set forth IN THIS CODE OF ETHICS. In order to minimize the potential for such behavior, all reports of Code of Ethics violations will be treated as being made on an anonymous basis.

Responsibilities Under Rule 17J-1 of the Investment Company Act.

•	Signia serves as investment adviser to certain registered investment companies. As such Signia is subject to certain provision of Rule 17j-1 of the IC Act as described below.

•	If the CCO determines that a material violation of this Code has occurred, he shall promptly report the violation, and any enforcement action taken, to the Manager. Signia will report its findings to the investment company’s board of directors or trustees (the “Board”) pursuant to Rule 17j-1(c)(2)(ii).
•	A copy of each finding presented to the investment company Board shall be preserved by Signia for at least six years after the end of the fiscal year in which the record is made, the first two years in an easily accessible place.

•	In the event a material change is made to the personal trading policy of the Code, the CCO shall inform the investment company’s CCO of such material change and ensure that such material change is approved by the investment company’s Board no later than six months after adoption of the material change.

Personal Security Transaction Policy

Employees may not purchase or sell any Security in which the Employee has a Beneficial Interest unless the transaction occurs in an exempted Security or the Employee has complied with the Personal Security Transaction Policy set forth below.

No Employee shall engage in a securities transaction during the period beginning seven calendar days before and ending seven calendar days after the day on which a Signia Portfolio Manager has purchased or sold that same security for a client's account.

Pre-Clearance Procedures

Employees must have written clearance for all transactions (with the exception of exempt securities as defined below) in securities before completing the transactions. Signia reserves the right to disapprove any proposed transaction that may have the appearance of improper conduct, and may fail to pre-clear a proposed employee transaction for a number of reasons, including, but not limited to: conflicting sides of a transaction with clients; violation of a confidentiality agreement; and the proposed transaction is before an intended client trade program.

Employees shall complete Signia’s Personal Trading Pre-Clearance Form (See Attachment A) when requesting a trade in most securities, or the Private Placement and IPO Request and Reporting Form (See Attachment B) when requesting a trade in a Private Placement or IPO. All pre-clearance requests must be submitted to the CCO or someone so designated by the CCO with the CCO’s oversight. Once pre-clearance is granted to an employee, such employee may only transact in that Security for the remainder of the day. If the employee wishes to transact in that Security on the following or any other day, he/she must again obtain pre-clearance for the transaction. Unless otherwise noted, no pre-clearance is required for transactions taking place in the Exempted Securities noted below.

The Watch List of securities that is being maintained by the CCO will be promptly updated for purchase/removal from client portfolios. The list will be maintained in a shared directory on the file server. PMs will notify the CCO of any updates to the list.

Alternatively, with regards to an employee investment in a private placement or private investment fund, the employee can submit a copy of his/her subscription document to the CCO for pre-approval in lieu of completing Attachment B The execution of the Fund’s subscription document shall serve as evidence of Signia’s pre-clearance of the Employee’s investment in the Fund.  All subsequent investments in the Fund that do not require the execution of additional subscription agreements do however require pre-approval of the CCO via the aforementioned Private Placement and IPO Request and Reporting Form included as Attachment B.

Reportable Securities

Signia requires Employees to provide periodic reports (See the Reporting section) regarding transactions and holdings in any Security, except that Employees are not required to report the following Exempted Securities:

•	Direct obligations of the Government of the United States;
•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;
•	Shares issued by money market funds;
•	Shares issued by open-end funds other than Reportable Funds; and
•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are Reportable Funds.
•	Shares in Electronically Traded Fund or Index Funds (ETF) effective 1-1-2012

Please note, such exemption does not apply to shares of open-end mutual Funds that are advised by Signia (or an affiliate) or are otherwise affiliated with Signia (or an affiliate). Employees must pre-clear and report any personal transaction in a Reportable Fund.

Reporting

Signia must collect information regarding the personal trading activities and holdings of all Employees. Employees must submit quarterly reports regarding Securities transactions and newly opened accounts, as well as annual reports regarding holdings and existing accounts.

Quarterly Transaction Reports

Each quarter, Employees must report all Reportable Securities transactions in accounts in which they have a beneficial interest. Employees/SupervisedPersons must also report any accounts opened during the quarter that hold any Securities (including Securities excluded from the definition of a Reportable Security). Reports regarding Securities transactions and newly opened accounts must be submitted to the CCO within 30 days of the end of each calendar quarter.

You must sign the Quarterly Report Form and indicate that you have not had any direct or indirect influence or control over the accounts which have been accepted by the CCO to be excluded from reporting during the report period. You may also utilize the attached Quarterly Reporting Forms to list the transactions to fulfill your quarterly reporting obligations. Alternately, you may use the attached Letter to a Broker-Dealer to instruct the institution hosting your account to send the CCO duplicate account statements. The CCO must receive all such statements within 30 days of the end of each calendar quarter. Any trades that did not occur through a broker-dealer, such as the purchase of a private fund, must be reported on the Quarterly Reporting Forms.

If you did not have any transactions or account openings to report, this should be indicated on the Quarterly Reporting Forms. These forms should be signed, dated, and submitted to the CCO within 30 days of the end of each calendar quarter.

Initial and Annual Holdings Reports

Employees must periodically report the existence of any account that holds any Securities (including Securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the CCO on or before February 14th of each year, and within 10 days of an individual first becoming an Employee. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Employee. Initial and annual holdings reports should be submitted using the attached Periodic Holdings Reporting Forms.

In lieu of completing the Periodic Holdings Reporting Forms, you may submit copies of account statements, current as of December 31st, for all accounts that hold Reportable Securities. You should sign and date each statement before submitting it to the CCO.

If you do not have any holdings and/or accounts to report, this should be indicated on the Periodic Holdings Reporting Forms. These forms should be signed, dated, and submitted to the CCO within 10 days of becoming an Employee and by February 14th of each year.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an Employee is not required to submit:

•	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan; or

•	Any reports with respect to Securities held in accounts over which the employee had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser.

1)	The Quarterly Reporting Form (Securities) for any transactions effected pursuant to an automatic investment plan.

2)	Any of the three (3) reports (i.e., Quarterly Reporting Form, Initial Reporting Forms and Annual Reporting Forms) with respect to Securities held in Securities Accounts over which the Employee had no direct or indirect influence or control. Note however, that the CCO may request that an Employee provide documentation to substantiate that the Employee had no direct or indirect influence or control over the Securities Account (e.g., investment advisory agreement, etc.).

The CCO will determine on a case-by-case basis whether an account qualifies for either of the aforementioned exceptions.

Trading and Review

Signia’s Personal Security Transaction Policy is designed to not only ensure its technical compliance with Rule 204A-1, but also to mitigate any potential material conflicts of interest associated with Employees’ personal trading activities. Accordingly, Signia will closely monitor Employees’ investment patterns to detect the following abuses:

•	Frequent and/or short-term (60 days) trades;
•	Trading in Securities held by the Mutual Fund within the most recent 15 days;
•	Trading opposite of Client trades; and
•	Front-Running Client accounts, which is a practice generally understood to be Employees personally trading ahead of Clients.

Employees are strictly prohibited from engaging in short-term trades of mutual fund shares, as to avoid even the appearance of market-timing activities.

The Manager will monitor the CCO’s personal securities transactions for compliance with the Personal Security Transaction Policy.

If Signia discovers that an Employee is personally trading contrary to the policies set forth above, the Employee may be requested to meet with the CCO and Manager to review the facts surrounding the transactions.

Reporting Violations and Remedial Actions

Signia takes the potential for conflicts of interest very seriously. As such, Signia requires its Employees to promptly report any violations of the Code of Ethics to the CCO. Signia’s Senior Management is aware of the potential matters that may arise as a result of this requirement, and shall take action against any Employee that seeks retaliation against another for reporting violations of the Code of Ethics.

If any violation of Signia’s Personal Security Transaction Policy is determined to have occurred, the CCO may impose sanctions and take such other actions, including, without limitation, requiring that the trades in question be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, issuing a suspension of personal trading rights or suspension of employment (with or without compensation), imposing a fine, making a civil referral to the SEC, making a criminal referral, and/or terminating employment for cause or any combination of the foregoing. All sanctions and other actions taken shall be in accordance with applicable employment laws and regulations. Any profits or gifts forfeited shall be paid to the applicable Client(s), if any, or given to a charity, as the CCO shall determine is appropriate.

No Employee shall participate in a determination of whether he or she has committed a violation of the Code of Ethics or in the imposition of any sanction against himself or herself.